SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 52)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000



This Amendment No.52 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(135)  Brochure mailed to KCPL shareholders on or about November 2, 1996.
(a)(136) Letter to KCPL and Western Resources shareholders mailed on or about November 2, 1996.
                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     November 2, 1996                    By   /s/ JERRY D. COURINGTON
                                                Jerry D. Courington,
                                                Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(135)                Brochure mailed to KCPL shareholders on
                    or about November 2, 1996.                      6
(a)(136)            Letter to KCPL and Western Resources
                    shareholders mailed on or about
                    November 2, 1996.                               2

                                                          Exhibit No. (a)(135)

The following brochure was mailed to KCPL shareholders on or about November 2, 1996:

[logo]
Western Resources

Your fellow KCPL shareowners
have made a powerful statement.
Read about it on the inside.
<page1>

From John E. Hayes, Jr.
Chairman and Chief Executive Officer

October 30, 1996

I thought you'd be interested in this article from The Kansas City Star to see what many Wall Street analysts are saying about our exchange offer.

We agree Western Resources' offer of $31 and a projected dividend of $2.00 to $2.35 per KCPL share does have momentum But, we still need you to act now to realize the benefits of our offer as quickly as possible.

Owners of more than 27 million shares understood that they had nothing to lose and everything to gain by tendering to Western Resources. When you tender your shares, they will be held in a "safety deposit box" for you until we are ready to buy them in the second half of 1997. Until then, you can get your shares back quickly if you need them for any reason. All KCPL dividends will continue to come to you. Voting rights remain yours.

Western Resources is extending our tender offer to you until November 15. This gives all KCPL shareowners the opportunity to tell your KCPL board of directors that now it the time to listen to the voice of shareowners.

Add your shares to the more than 27 million that have been tendered already. Call your broker or call 1-800-223-2064.

John Hayes
<page2>

"We believe that the
merger between
(Western Resources)
and (KCP&L) has a
95% chance of
being successful"

Barry M. Abramson
Utility Analyst
Prudential Securities
October 28, 1996
<page3>

Tuesday
Your Money
The Kansas City Star

Western is closing in on takeover

Topeka utility has 44%
of KCP&L; analysts say
deal is close to an end.

"Western has the momentum going for it now."
-Dennis Hudson,
 analyst with
George K. Baum, & Co.

By Steve Everly
Staff Writer

Western Resources, Inc. is well on its way to winning its bid to buy Kansas City Power & Light Co., some analysts who follow the two utilities said Monday.

Topeka-based Western announced Sunday that it had the support of 44 percent of KCP&L shareholders, Dennis Hudson, an analyst with George K. Baum & Co., said he was somewhat surprised that Western had reached that level and now believes that it's possible that Western can reach 50 percent when the offer ends Nov. 15.

"Western has the momentum going for it now," Hudson said.

That figure is important in showing shareholder support for the deal, and increasingly KCP&L's board will find it difficult to avoid negotiating with Western.

"The message being sent is Drue (Jennings, KCP&L's chairman), you're a wonderful guy but the owners of the company want something else than what you want," said Edward Tirello, an analyst for NatWest Securities Corp.

Shares in KCP&L closed Monday at 27, down 1/8. Western shares closed at 30, up 1/8.

Analysts' optimism that Western will eventually win is also based on the company's ability to force the issue. John E, Hayes Jr. Western's chairman, said if KCPL&L isn't interested in making a deal then he is prepared to seek a new board.

In fact, Western believes it is already in a position to do just that. KCP&L had a quorum of 83 percent of the utility's shares at its last annual meeting. If that figure is repeated at the next meeting, then 44 percent - the number that now supports Western' bid - would be sufficient to elect a majority of KCP&L's board.

But some analysts wonder if it will get to that. Instead, KCP&L's board may finally decide that it's time to negotiate the final details of selling to Western.

"Shareholders may be getting an early Christmas present," said Tirello, who believes Western will exceed 50 percent support from KCP&L shareholders by mid-November.

Tirello and several other analysts have supported the Western bid since it was first offered earlier this year because it would give more money to KCP&L shareholders compared to a proposed KCP&L-UtiliCorp United Inc. Merger.

But KCP&L official said the UtiliCorp merger - which was dropped for lack of shareholder support - would have given better long-term results to investors. KCP&L said it was looking at the possibility of a merger with another utility that had similar objectives to KCP&L.

Reprinted for informational purposes only with permission from THE KANSAS CITY STAR
<page4>

To tender before
November 15, 1996,
call your broker or
call 1-800-223-2064
for more information.
<page5>

* Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing. Western Resources' exchange of KCPL shares pursuant to its offer is subject to certain conditions which Western Resources anticipates will be satisfied by the end of 1997.

This advertisement is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
<page6>


                                                   Exhibit No. (a)(136)

The following letter was mailed to KCPL and Western Resources shareholders on or about November 2, 1996:


                     Mr. Charles T. Crawford
                   1330 Avenue of the Americas
                            Suite 2200
                    New York, New York  10019

October 30, 1996

Dear Fellow KCPL and Western Resources Shareholder,

Like you, I own stock in both KCPL and Western Resources. I tendered my KCPL shares to Western Resources and want to tell you why.

I also want to encourage you to do the same, quickly, to help increase the total shares tendered by November 15.

As you know, 44 percent of KCPL's shares had already been tendered to Western Resources through October 25. Many Wall Street analysts now say Western Resources has the momentum to complete this merger. 44% is an amount that says many of us want this merger to happen quickly. And it's certainly enough for KCPL management to see that its owners, the shareholders, want KCPL to listen to Western Resources' offer.

Keep in mind:

     There's no other offer out there. I believe $31 is a very good price. And the dividend increase Western Resources is projecting is terrific.*

     We have absolutely nothing to lose by tendering. Our KCPL dividends continue while they finish this merger and the $31 price is tax-free. Plus we can get our stock certificates back anytime if we need them.

Let's enjoy the potential of one company working together. I'm a loyal KCPL shareholder. But I believe the time has come to complete this merger to the continued benefit of KCPL and Western Resources. By owning shares in both companies, we've already decided they complement each other well.

Please join me by tendering your shares. You can call 800-223-2064 to get the information you need. Or, call your broker.

Thank you.

Sincerely,
Charles T. Crawford

* Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing. Western Resources' exchange of KCPL shares pursuant to its offer is subject to certain conditions which Western Resources anticipates will be satisfied by the end of 1997.

This letter is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
<page7>